Exhibit 99.1

Management’s Responsibility

The accompanying consolidated financial statements, Management’s Discussion and Analysis and all of the other information included in the Annual Report have been prepared by and are the responsibility of management of the Company.  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information.  The Company has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects.  Management believes that the internal controls provide reasonable assurance that our financial information is reliable and relevant, and that assets are properly accounted for and safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Board exercises its responsibilities through the Audit Committee, appointed by the Board and comprised of independent directors, which meets with the independent auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by Ernst & Young LLP Chartered Accountants.  The independent auditors have unrestricted access to the Audit Committee.  Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Signed: “David A. Seton” David A. Seton Chairman and Chief Executive Officer March 30, 2011	Signed: “John A. G. Seton” John A. G. Seton Chief Financial Officer March 30, 2011

Olympus Pacific Minerals Inc.

Independent Auditors’ Report of Registered Public
Accounting Firm

To the Shareholders of Olympus Pacific Minerals Inc.

We have audited the accompanying consolidated financial statements of Olympus Pacific Minerals Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations and comprehensive loss, deficit, accumulated other comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Signed: “Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 30, 2011

Consolidated Balance Sheets

As at	December 31	December 31
(United States dollars)	2010	2009

ASSETS
Current
Cash	$4,105,325	$5,718,725
Accounts receivable and prepaid expenses (note 14)	9,463,665	3,544,182
Inventory (note 12)	6,689,000	3,078,218
	20,257,990	12,341,125
Long-term
Advances on plant & equipment	1,361,327	-
Property, plant and equipment (note 6)	30,649,677	9,430,738
Mineral properties (note 3)	39,197,777	7,203,352
Deferred exploration and development costs (note 3)	31,725,634	25,049,053
	102,934,415	41,683,143

Total assets	123,192,405	54,024,268

LIABILITIES
Current
Accounts payable and accrued liabilities	8,509,411	4,564,458
Capital lease obligations (note 11)	818,946	171,001
Asset retirement obligation (note 4)	491,345	204,716
Current portion of term loans (note 5)	6,819,843	-
	16,639,545	4,940,175
Long-term
Asset retirement obligation (note 4)	1,119,332	770,010
Derivative liabilities (note 5)	4,497,000	-
Term loans (note 5)	15,415,413	-
Future income tax liability (note 13)	7,210,284	-
	28,242,029	770,010

Total liabilities	44,881,574	5,710,185

 Commitments, contingencies and contractual obligations (note 9)

SHAREHOLDERS' EQUITY
Equity attributable to equity owners
Share capital (note 7a)	129,903,856	97,318,003
Contributed surplus (note 7a)	4,186,148	6,938,486
Accumulated other comprehensive loss	(2,513,078)	(2,513,078)
Deficit	(58,646,340)	(52,985,295)
	72,930,586	48,758,116
Non-controlling interest	5,380,245	(444,033)
Total shareholders' equity	78,310,831	48,314,083

Total liabilities and shareholders' equity	$123,192,405	$54,024,268

See accompanying notes to the Consolidated Financial Statements

For and on behalf of the Board March 30, 2011	Signed: “David A. Seton” David A. Seton Chairman & Chief Executive Officer	Signed: “Jon Morda” Jon Morda Director & Chairman of Audit Committee

Olympus Pacific Minerals Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31 (United States dollars)
	2010	2009	2008

Sales	$35,986,013	$16,400,740	$7,275,324

Cost and expenses
Cost of sales	13,213,918	9,448,441	5,820,382
Amortization	8,974,079	4,392,945	2,468,047
Royalty expense	4,795,935	884,704	128,650
Stock-based compensation (note 7b)	1,876,574	3,569,314	997,336
Interest and accretion on term loans	1,321,122	-	-
Derivatives - fair value revaluation	1,348,000	-	-
Corporate and administrative expenses	8,453,673	6,935,632	5,808,759

	39,983,301	25,231,036	15,223,174
Other (income) expense
Interest income	(40,841)	(11,795)	(551,023)
Write-off of deferred exploration costs	-	-	865,779
Other income	(700,648)	-	-
Loss on disposal of capital assets	16,193	211,231	18,340
Foreign exchange loss/(gain)	(672,558)	(196,962)	(330,916)

	(1,397,854)	2,474	2,180

Loss for the period before income tax	(2,599,434)	(8,832,770)	(7,950,030)

Income tax expense
Corporate income tax (note 13)	2,254,825	514,122	-

Net loss	(4,854,259)	(9,346,892)	(7,950,030)

Currency translation adjustment	-	-	(12,250,965)

Comprehensive loss	(4,854,259)	(9,346,892)	(20,200,995)

Attributable to:
Equity owners	$(5,661,045)	$(8,902,859)	$(20,200,995)
Non-controlling interest	806,786	(444,033)	-

	$(4,854,259)	$(9,346,892)	$(20,200,995)

Basic and diluted loss per common share attributable to equity holders	$(0.015)	$(0.038)	$(0.034)

Weighted average number of common shares outstanding	329,747,069	243,834,003	232,402,999

Consolidated Statements of Deficit

For the years ended December 31 (United States dollars)	2010	2009	2008

Deficit
Beginning of the year	$52,985,295	$44,082,436	$36,132,406
Loss for the year attributable to equity owners	5,661,045	8,902,859	7,950,030
Deficit, end of the year	$58,646,340	$52,985,295	$44,082,436

See accompanying notes to the Consolidated Financial Statements

Annual Report 2010

Consolidated Statements of Accumulated Other Comprehensive Loss

For the years ended December 31 (United States dollars)	2010	2009	2008

Accumulated other comprehensive loss/(income)
Beginning of the year	$2,513,078	$2,513,078	$(9,737,887)
Currency translation adjustment	-	-	12,250,965
Accumulated other comprehensive loss, end of the year	$2,513,078	$2,513,078	$2,513,078

Consolidated Statements of Cash Flows

For the years ended December 31 (United States dollars)
	2010	2009	2008

Operating activities :
Loss for the period after tax	$(4,854,259)	$(9,346,892)	$(7,950,030)
Items not affecting cash
Amortization	8,974,079	4,392,945	2,468,047
Loss on disposal of capital assets	16,193	211,231	18,340
Gain on gold loan principal repayment	(689,178)	-
Stock-based compensation expense	1,876,574	3,569,314	997,336
Derivatives issuance costs	350,202	-	-
Derivatives revaluation	1,348,000	-	-
Accretion of term loans	191,167	-	-
Unrealized foreign exchange	332,751	(28,222)	(128,494)
ARO adjustment (net)	90,333	(191,454)	(117,197)
Write-off of deferred exploration and mineral property costs	-	-	865,779
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	(6,163,287)	(1,056,821)	(1,844,652)
Accounts payable and accrued liabilities	3,878,290	1,052,569	1,258,061
Inventory	(5,441,604)	(7,856)	(2,103,235)
Cash used in operating activities	(90,739)	(1,405,186)	(6,536,045)

Investing activities :
Cash acquired in amalgamation (note 15)	45,643	-	-
Deferred exploration and development costs	(11,876,238)	(342,421)	(8,505,450)
Investment in subsidiary	(15,000,000)	-	-
Acquisition of property, plant and equipment	(21,974,982)	(1,417,444)	(4,888,159)
Cash used in investing activities	(48,805,577)	(1,759,865)	(13,393,609)

Financing activities :
Capital lease payments	(739,307)	(399,215)	(530,242)
Convertible notes issued	11,481,794	-	-
Gold loan notes issued	20,215,700	-	-
Share issue cost	-	(154,736)	16,867
Shares issued, net of costs	15,841,667	2,928,186	-
Proceeds from options exercised	82,591	2,277,870
Cash provided by/(used in) financing activities	46,882,445	4,652,105	(513,375)

Increase/(decrease) in cash during the year	(2,013,871)	1,487,054	(20,443,029)

Cash - beginning of the year	5,718,725	4,161,735	24,310,245

Effect of foreign exchange rate changes on cash	400,471	69,936	294,519

Cash - end of the year	$4,105,325	$5,718,725	$4,161,735

Supplemental information:
Interest paid	$1,129,955	$-	$-
Income taxes paid	$592,762	$-	$-

See accompanying notes to the Consolidated Financial Statements

Olympus Pacific Minerals Inc.

Notes to Financial Statements
(in US$ unless otherwise noted)

1. Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia.  The Company has three key properties located in Central Vietnam - the Bong Mieu Gold property, the Phuoc Son Gold property and the Binh Dinh NZ Gold Property at Tien Thuan and one key property in Central Malaysia - The Bau Gold Property.

The Company is both a producer and explorer. A significant amount of the available funding is directed towards exploration activities and further development of projects.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation and Consolidation

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These policies are consistent with accounting principles generally accepted in the United States (“US GAAP”) in all material respects except as outlined in note 19. The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions have been eliminated.

Effective January 1, 2009, the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.  As at January 1, 2009, comparative figures have been converted to United States dollars from Canadian dollars using the following rates:

Average exchange rate during the year ended December 31, 2008	0.9381

Change in Accounting Policies

The Company has adopted the following new Canadian Institute of Chartered Accountants (“CICA”) handbook sections effective for the Company’s first quarter commencing January 1, 2010:

Section 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former Section 1581, Business Combinations; and Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R, Business Combinations; and IAS 27R, Consolidated and Separate Financial Statements.

Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with early adoption permitted.  Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The Company has early adopted Sections 1582, 1601 and 1602 with effect from January 1, 2009 and has applied this to the business combination transaction that occurred in January 2010.   As a result of early adoption of these new standards all costs associated with the amalgamation between Olympus Pacific Minerals NZ Ltd (“Olympus NZ”) and Zedex Minerals Limited (“Zedex”), totalling $1.2 million, have been expensed in the year in which they were incurred (December 31, 2009) whereas these would previously have been capitalized (see note 15).  Early adoption of Section 1601 did not have an impact on these consolidated financial statements.  Early adoption of section 1602 has resulted in the recognition of the allocation of net loss to non-controlling interest for losses incurred at subsidiaries that are not fully owned.

Annual Report 2010

Financial Instruments – Recognition and Measurement (Section 3855)
The Company has chosen to early adopt the amendments to CICA Section 3855, Financial Instruments – Recognition and Measurement applicable to embedded pre-payment options. Prepayment options that are embedded in a host debt instrument and are closely related do not require bifurcation and recognition at fair value if the option’s exercise price is approximately equal to the amortized cost of the debt instrument on each exercise date, or if the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host instrument. The assessment of whether an embedded call or put option is closely related to the host debt instrument is made before separating any equity element of a convertible debt instrument.  The impact of early adopting this amendment has resulted in no bifurcation of the prepayment features embedded in the convertible note issued in the first quarter of 2010 (see note 5).

Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Critical accounting estimates used in the preparation of the consolidated financial statements involve judgement and are, or could be, affected by significant factors that are beyond management’s control.  Actual results could differ from these estimates.

 Cash and cash equivalents

The majority of the Company’s cash at December 31, 2010 is comprised of cash deposited with two major financial institutions in Canada, in interest bearing bank deposit accounts. The remaining cash is held in bank deposit accounts with maturities of three months or less from the date of deposit, in Vietnam, Malaysia, New Zealand and the Philippines.

Mineral properties

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company records its interests in mineral properties and areas of geological interest at cost.  All costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the consolidated statements of operations and comprehensive loss.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Olympus Pacific Minerals Inc.

Asset Retirement Obligations

Asset Retirement Obligations (“ARO”) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.

The Company recognizes the fair value of an ARO as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The fair value of the ARO is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the ARO is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs

The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production. Initial reconnaissance exploration is expensed as incurred.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the consolidated balance sheet dates and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the consolidated statements of operations and comprehensive loss. Effective from January 1, 2009, the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.

Property, plant and equipment

The Company initially records building, plant, equipment and infrastructure at cost. Buildings, plant and equipment, and infrastructure involved in service, production and support are then amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Computer hardware and software is amortized using the straight-line method over three years.

Annual Report 2010

In the normal course of its business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation, calculated at inception, at an amount equal to the present value of minimum lease payments over the lease term. In the case of all leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

Asset impairment – Long-lived assets

At least annually, the Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances, such as a decrease in commodity (gold) prices, increase in costs of capital, the achievement of lower than expected resource quantities and grades or the expiration and non-renewal of a key exploration or mining license, indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded for the difference between the carrying amount and fair value calculated as the discounted estimated cash flows.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production using independently verified reserve estimates, expected sales prices (considering current and historical prices), production levels and costs and further expenditures.

Stock-based compensation

In accordance with the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, the Company uses the fair-value method of accounting for stock options granted to employees and directors.  Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.

Certain of the Company’s stock options vest on the passage of time and continued service requirements.   Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.  Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

Until June 30, 2008 the Company had a bonus share program that allowed non-executive employees to elect to take their bonus in either cash or double the cash amount in common shares.  If the employee chose the share bonus, the common shares will be received one year after the last day of the bonus period.  If the employee chose the cash bonus, the cash was received within the same fiscal year. If an employee terminated employment before the one year of service, the bonus reverted back to cash without double up and was paid out on termination.  The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elected to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one-year additional service period as compensation expense and contributed surplus.  On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

Olympus Pacific Minerals Inc.

Stock-based cash settled transactions

The transactions involving the issuance of vested and vesting warrants associated with the 2010 convertible note issue and the warrants to the agent under the offering is measured initially at fair value at the grant date using a binomial model, taking into account the terms and conditions upon which the instruments were granted.  The contractual life of each warrant is four years.

 Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period.  As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Income taxes

Income taxes are recorded using the liability method.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue recognition

Revenue from the sale of gold and by-products, such as silver, are recognized when: (i) the significant risks and rewards of ownership have been transferred; (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned; and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the Company until the point that gold and silver are confirmed as sold to the end consumer.  Gold is sold on the spot market in US dollars whereas silver is sold at the silver fixing price of the London Bullion Market in US dollars.

For accounting purposes, refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, doré bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Annual Report 2010

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods (doré bars), ore in stockpiles, and gold in circuit at the lower of cost or net realizable value.

Interest and borrowing costs

Interest and borrowing costs are considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest and borrowing costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest and borrowing costs ceases when construction of the asset is substantially complete and it is ready for its intended use.

Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The fair value hierarchy established by Section 3862, Financial Instruments – Disclosures, establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in ASC Subtopic 820-10 on financial instruments under US GAAP. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Cash and cash equivalents

Cash is classified as held-for-trading and recorded at fair value.  The fair value is calculated using published price quotations in an active market, where there is one.  Otherwise, fair value represents cost plus accrued interest, which is reasonable given its short-term nature.

Accounts receivable, accounts payable, accrued liabilities and capital leases

These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost.

Long-term debt

Long-term debt is classified as other financial liabilities and accounted for at amortized cost.  Transaction costs related to issuing debt are netted against the loan facility.

Convertible Notes

The components of the Convertible Note that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated balance sheets, net of transaction costs and are subsequently accounted for at amortized cost.  The equity components (warrants and conversion features) are fair valued using a binomial option pricing model.  Any residual amount is assigned to the liability component and is accreted to face value over the life of the debt. The carrying amount of the warrant and conversion features are not re-measured in subsequent periods.

Olympus Pacific Minerals Inc.

The remainder of the proceeds is allocated to the convertible note debt that is recognized and included in term liabilities, net of broker transaction costs.
Interest on the liability component of the convertible note is recognized as an expense in the consolidated statements of operations and comprehensive loss.

Transaction costs apportioned between the liability and equity components of the convertible note based on the allocation of proceeds to the liability and equity components when the instrument is first recognized.

 Gold Loan Notes

The components of the gold note that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognized at fair value as a derivative liability at the date of issue. The derivative liability is revalued at each reporting date with the corresponding unrealized movement in value being reflected in the consolidated statements of operations and comprehensive loss. The equity components (attached warrants) are valued using the Black Scholes option pricing model after taking account of relevant inputs.

The remainder of the proceeds is allocated to the gold note debt that is recognized and included in term liabilities, net of an allocated portion of broker transaction costs, and is accreted to face value over the life of the debt on an effective yield basis.

Interest on the liability component of the gold note is recognized as an expense in the consolidated statements of operations and comprehensive loss.

Transaction costs are apportioned between the liability, equity and derivative components of the gold note based on the allocation of proceeds to the liability, equity and derivative components when the instrument is first recognized.

3. Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs

December 31	2010	2009	2010	2009

Bong Mieu Gold Co(2)	$3,220,670	$3,219,595	$15,961,046	$11,271,665
Phuoc Son Gold Co(3)	4,995,064	4,993,450	19,582,686	15,465,134
North Borneo Gold	31,276,437	-	2,267,174	-
Binh Dinh NZ Gold	1,333,333	-	535,828	-
GR Enmore	550,000	-	-	-
	41,375,504	8,213,045	38,346,734	26,736,799
Accumulated amortization (1)	(2,177,727)	(1,009,693)	(6,621,100)	(1,687,746)

Total	$39,197,777	$7,203,352	$31,725,634	$25,049,053

(1)
Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006, the Bong Mieu underground mine which commenced production on April 1, 2009 and the Phuoc Son mine which commenced commercial production on October 1, 2009.

(2)	Deferred exploration and development costs are net of revenues and costs associated with ore mined and processed during the period prior to commercial operations of $95,637 for the 2009 year.
(3)	Deferred exploration and development costs are net of revenues and costs associated with ore mined and processed during the period prior to commercial operations of $3,056,091 for the 2009 year.

Annual Report 2010

Bong Mieu Gold Property
The Company holds an 80 percent interest in the Bong Mieu Gold Project and holds mining and investment licenses covering thirty square kilometres within the Bong Mieu gold property area. The investment license covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). In 1997, the Company's subsidiary, Formwell Holdings Limited ("FHL"), entered into a joint venture with The Mineral Development Company Limited ("Mideco") and with Mien Trung Industrial Company ("Minco"), a mining company then controlled by the local provincial government to form the Bong Mieu Gold Mining Company ("BMGC").  The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company placed the Bong Mieu Underground project into production effective April 1, 2009 on substantial completion of the plant installation which enabled commercial production of the Bong Mieu Underground to commence.  In 2009 the Company paid a two percent royalty based on eighty percent of the revenues of Bong Mieu Central to Zedex.  Following the amalgamation of Zedex and Olympus this royalty obligation no longer exists.  The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam.

Phuoc Son Gold Property
The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Minco, a mining company then controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Phuoc Son Gold Property was put into commercial production in the fourth quarter of 2009.

Ore mined from Phuoc Son was being trucked to the Bong Mieu processing facility under a trucking permit until December 31, 2010. The permit has been renewed effective March 15, 2011 until May 30, 2011. This permit allows treatment of Phuoc Son ore through the Bong Mieu plant until commissioning of Phuoc Son’s new plant in April 2011.

 The Company pays the Vietnam Government a royalty equal to fifteen percent of the sales value of gold production in Vietnam.

North Borneo Gold Property
During the third and fourth quarters of 2010, the Company purchased an additional combined 25 percent interest in North Borneo Gold Sdn Bhd. The Company therefore currently holds an effective 75.05 percent interest in the Bau Gold Project, with the remainder held by the Malaysian mining group, Gladioli Enterprises Sdn Bhd. Pursuant to the Bau Agreement, Olympus is the project operator.

Olympus Pacific Minerals Inc.

The Bau Gold Project comprises consolidated mining and exploration tenements within the historic Bau Goldfield, in Sarawak, East Malaysia.

The Company has agreed to acquire a further 18.5 percent from the local Malaysian joint venture partner to be settled in two further tranches with final completion on September 30, 2012.  As a condition of settlement of Tranche 2, the Joint Venture agreement has been revised. The revisions deal with a number of operational and governance matters.  Further information about the acquisition can be found in note 15.

Binh Dinh NZ Gold Property
The Company holds a 75 percent development interest in the Tien Thuan Gold Project in Binh Dinh Province, Central Vietnam.

The Tien Thuan Gold Project lies some 50 km west of the port city of Quy Nhon in Binh Dinh Province.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary, Binh Dinh New Zealand Gold Company (“BNG”). Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

GR Enmore Pty Limited
The Company holds a 100 percent interest in the Enmore Gold Project in north western New South Wales, Australia through two exploration licenses covering 290km2 and is earning an 80 percent interest in two exploration licenses covering 35 km2.

Capcapo
On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60 percent interest in the Capcapo Property upon completing a specified level of expenditures on the Capcapo Property.  All previously capitalized costs in relation to this project were written-off in 2008.

4. Asset Retirement Obligation

	December 31, 2010	December 31, 2009
Balance, beginning of the year	$974,726	$1,159,905
Liabilities incurred	574,666	(168,339)
Liabilities settled and adjusted	(29,049)	(129,640)
Foreign exchange adjustment	-	6,275
Accretion	90,334	106,525
Balance, end of the period	1,610,677	974,726
Current portion	491,345	204,716
Non-current portion	$1,119,332	$770,010

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam.  The Company estimates the cost of rehabilitating the sites at a discounted value of $1,610,677 ($1,793,739 undiscounted). Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.

The obligation of $1,793,739 (undiscounted) will be spent as follows:  2011 – $491,346; 2012 – $172,767; 2013 – $614,866; 2014 – $482,310; and 2015 - $32,450.

Annual Report 2010

5. Interest Bearing Loans and Borrowings

	December 31, 2010	December 31, 2009
Convertible Notes	$6,826,376		$-
Gold Loan	15,408,880		-
Total term loans	22,235,256		-
Current portion	6,819,843		-
Non-current portion	$15,415,413		$-
Derivative liabilities – Gold Loan
	$4,497,000	$

9% Convertible Notes (Unsecured)

On March 26, 2010, the Company closed a convertible subordinated unsecured note (“Convertible Notes”). The Convertible Notes bear interest at 9% per annum, payable semi-annually in arrears and have an original face value of CAD$12,750,000 (USD$12,496,275). During the year, holders of 1,803,577 notes have exercised their right to convert their notes to shares, leaving 13,374,992 notes outstanding with a face value of CAD$11,234,996 (USD$11,235,670) at December 31, 2010. The Convertible Notes are due for redemption at 100% of their principal amount in 2014 unless converted to common shares prior to this date at the option of the note holder.  If the Convertible Notes are redeemed, each note holder is entitled to receive the accrued and unpaid interest to the date of conversion.  Each Convertible Note in the principal amount of CAD$1,000 is convertible into common shares at CAD$0.42 per common share.  The Company has the option, after a period of six months from the closing date to redeem the Convertible Notes for cash amount equal to the outstanding principal plus the accrued and unpaid interest plus an additional amount of cash intended to reimburse the holder for lost interest.  A redemption occurring 18 months after closing requires stock price and volume targets to be met.  If met, the Convertible Notes can be redeemed for a cash amount equal to the outstanding principal plus accrued and unpaid interest plus a redemption fee of 9% of the principal amount then outstanding. Each unit of Convertible Note also consists of two separate common stock warrants.  A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 per warrant share and a vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.  On the valuation date the value of the liability component of the Convertible Notes was determined to be $6.4 million, net of transaction costs.  The conversion option was valued at $3.2 million net of transaction costs and the warrants were valued at $1.6 million net of transaction costs.  The Company also issued broker warrants which were valued at $0.3 million and have been recorded as part of the transaction cost.

The Convertible Notes require the Company to meet certain covenants, all of which had been met as at December 31, 2010, including the following:

•	The Company shall not issue any additional convertible notes for eighteen (18) months after the Closing Date unless they first offer such notes to the Holders of the Notes.

•	The Convertible Notes also contain covenants (including customary affirmative and negative covenants), anti-dilution provision and other provisions that are customary for transactions of this nature.

•	The Convertible Note holder’s agent and each Convertible Note holder will not sell short any Common Shares prior to delivery to the Company of a Conversion Notice of their respective Notes into Units.

Olympus Pacific Minerals Inc.

8% Redeemable Promissory Notes (Gold Loan)

On June 21, 2010 the Company announced that it had consummated a private placement memorandum consisting of (i) a senior secured redeemable gold delivery promissory note (“Gold Loan”) and (ii) common stock purchase warrants.  The Gold Loan is secured by certain assets of the Company and Formwell Holdings Limited and New Vietnam Mining Corporation (“Guarantors”).

As at December 31, 2010, the Gold Loan has a face value of US$19,440,000. The Gold Loan has an original face value of US$21,960,000, the difference to the original face value being a payment of principal of US$2,520,000. It was issued in US$10,000 units, bears interest at 8% per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) and aggregate of approximately 24,400 ounces of gold (at US$900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be deposited in trust at regular six monthly intervals leading up to the maturity date.  The amount of gold that must be deposited is established by reference to a Gold Price Participation Arrangement (“GPPA”). Under certain conditions, the GPPA allows the Company to proportionally reduce the quantity of gold it has to deposit in trust. For gold prices between US$900 and US$1,200 per ounce, payment volumes are altered so that the Company’s US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices.  However, volumes of gold payments are frozen if the price of gold falls below US$900 (the Company being protected from having to deliver more gold) or exceeds US$1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so in option terms the Company has a written put when gold prices are below US$900 per ounce and written call option when they are above US$1,200 per ounce.

The call option and put option features of the Gold Loan have been valued using the Black 76 variant of the Black-Scholes option pricing model, with each gold deposit date (May 31 and November 30 each year) valued as a separate option in accordance with the criteria noted above.

The call option component of the gold note, which is a derivative liability of the Company, has a value of US$4,846,000 at December 31, 2010 (US$4,177,000 as at June 30, 2010). Inputs used when valuing the call option components of the Gold Loan are:

                                                                               December 31, 2010                     June 30, 2010

Gold futures prices                                             US$1,425 per ounce                US$1,249 per ounce
                                                                           to US$1,468 per ounce          to US$1,305 per ounce
Exercise price (call options)                                 US$1,200 per ounce               US$1,200 per ounce
Term to maturity                                                      0.42 to 2.42 years                   0.42 to 2.92 years
Annualized volatility                                                   18% - 24%                                25% to 31%
Risk free rate                                                            0.2% to 0.8%                             0.2% to 1.0%

The put option component of the gold note, a derivative asset of the Company, has a value of US$ 349,000 at 31 December 2010 (US$1,139,000 as at 30 June 2010). Inputs used when valuing the put option components of the Gold Loan are:

                                                                               December 31, 2010                     June 30, 2010

Gold futures prices                                                 US$1,425 per ounce                US$1,249 per ounce
                                                                              to US$1,468 per ounce          to US$1,305 per ounce
Exercise price (put options)                                     US$900 per ounce                   US$900 per ounce
Term to maturity                                                       0.42 to 2.42 years                    0.42 to 2.92 years
Annualized volatility                                                     27% to 31%                              29% to 31%
Risk free rate                                                              0.2% to 0.8%                            0.2% to 1.0%

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount of the issued notes divided by CAD $0.60.  Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share, and have been accounted for as equity.

Annual Report 2010

A one-off provision for the early redemption of the Gold Loan on November 30, 2011 exists. If exercised, the Company on this redemption date will be required to pay all accrued but unpaid interest on the outstanding stated or deemed principal amount of the Gold Loan and an additional amount, in one lump sum that is equal to 12% of the outstanding stated or deemed principal amount of the Gold Loan.

On the date of issuance, the value of the Gold Loan, net of transaction costs, was determined as $18.189 million.

As part of this offering, the Company issued broker warrants which were valued at $0.252 million and have been recorded as part of the transaction cost.

The Gold Loan Notes require the Company to meet certain covenants, all of which had been met as at December 31, 2010, including the following:

•	Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

The Company must obtain the approval of the Holders of the Gold Loan for:

•
Any indebtedness incurred twelve months after the closing date (except in relation to deferred price payments associated with North Borneo Gold Sdn Bhd) or in excess of CAD $75 million at any time during the period that the Gold Loan is outstanding that is outside the ordinary course of business;

•
Lending money to any person in excess of CAD $2 million other than investments in selected governments, and financial institutions with a combined capital and surplus in excess of $200 million,  accounts receivable in the normal course of business, and any transactions with guarantors, noted in the Intercompany Subordination Agreement that was signed as part of the Gold Loan arrangement, and

•	Incurring capital expenditures of CAD $100 million or more in any one year.

6. Property, Plant and Equipment

	December 31, 2010			December 31, 2009
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$ 976,993	$ 803,136	$ 173,857	$ 917,564	$ 605,271	$ 312,293
Leasehold improvements	125,821	114,923	10,898	123,433	104,234	19,199
Machinery and equipment	12,292,843	6,047,774	6,245,069	9,060,946	3,883,501	5,177,445
Office equipment, furniture and fixtures	1,504,391	942,896	561,495	987,863	719,380	268,483
Vehicles	439,589	349,365	90,224	370,251	307,426	62,825
Infrastructure	4,732,912	2,902,757	1,830,155	4,422,529	1,831,897	2,590,632
Capital assets in progress	21,737,979	-	21,737,979	999,861	-	999,861
	$41,810,528	$ 11,160,851	$30,649,677	$16,882,447	$ 7,451,709	$9,430,738

Olympus Pacific Minerals Inc.

Machinery and equipment under capital lease at December 31, 2010 has a cost of $1,054,415, accumulated depreciation of $83,220 and a net book value of $971,195.

Interest and borrowing costs of $3,007,903 have been capitalized during 2010 in relation to the Phuoc Son plant under construction and are included in capital assets in progress.

7. Capital Stock

Capital Management

The Company defines capital that it manages as its shareholders’ equity.  In the past year, the Company has raised cash by issuing equity instruments. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long-term growth strategy.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry.  The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond control.  The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets.  To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:
•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets by project that are approved by the Board of Directors (the “Board”) for development, exploration and corporate costs;
•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and
•	Detailed project financial analysis to determine new funding requirements.

As at December 31, 2010, the Company has convertible debt and gold loan debt totalling $22,235,256 and a cash balance of $4,105,325 (December 31, 2009 - $5,718,725). This meets the Company’s preferred minimum liquidity cushion.

Total managed capital as at December 31, 2010 was $78,310,831 (December 31, 2009 - $48,314,083).  The Company has no obligation to pay dividends on share capital.

Annual Report 2010

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years ended December 31, 2010 and 2009.

	Number of Shares	Amount $
Common shares, January 1, 2009	232,423,101	$88,904,501

Bonus common shares issued	784,480	343,537
Private placement (1) Common shares issued Exercise of options Share issue costs (1)	16,216,216 52,734 18,982,248 -	3,000,000 3,375 5,221,326 (154,736)
Common shares, December 31, 2009	268,458,779	$97,318,003

Common shares issued (2) Common shares issued (3) Exercise of options Common shares issued (4) Conversion of Notes Share issue costs (4)	54,226,405 951,703 1,181,150 37,000,000 3,692,760 -	$14,759,776 293,526 717,201 16,291,697 1,267,210 (743,557)
Common shares, December 31, 2010	365,510,797	$129,903,856

(1)
In May 2009 the Company completed a non-brokered private placement of 16,216,216 shares at a price of US$0.1850 per share, for gross proceeds of $3,000,000 and net proceeds of $2,845,264.  Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

(2)
On January 12, 2010 Olympus and Zedex amalgamated their business and Olympus took control.  The amalgamation was effected with a record date of January 19, 2010, at that time Zedex shareholders shares were cancelled and they were allocated 1 common share in Olympus in exchange for 2.4 common shares in Zedex.  The consideration for the amalgamation was valued at $15,206,478 which was settled by way of shares.  This resulted in 54,226,405 new common shares in Olympus being issued and 65,551,043 common shares which were formerly held by Zedex being redistributed to former Zedex shareholders.  The shares were issued on January 25, 2010.

(3)	The Company issued 951,703 common shares in settlement of AUD$319,335 consultancy fee related to the amalgamation with Zedex.

(4)
The Company issued 37,000,000 common shares at A$0.45 per share, for gross proceeds of 16,291,697 and net proceeds of $15,548,141.  Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

Olympus Pacific Minerals Inc.

The following table shows movements in contributed surplus of the Company for years ended December 31, 2010 and 2009.

	December 31 2010	December 31 2009
Balance, beginning of the period	$6,938,486	$6,631,296
Options granted and vested during the period Options exercised during the year	2,323,275 (654,896)	3,569,313 (3,018,645)
Bonus common shares issued
Tax recovery on expiry of warrants
Warrants issued and vested during the period
Conversion options
Conversion options exercised during the year
Vested warrants
Gold loan warrants
Broker warrants
Premium on increased investment in subsidiary
Costs of issue
	- - 289,897 3,218,000 (382,375) 1,624,800 704,000 251,663 (10,106,702) (20,000)	(149,851) (93,627) - - - - - - - -
Balance, end of the period	$4,186,148	$6,938,486

b) Stock Options

On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan.  Under the new plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the years ended December 31, 2010 and 2009.

	December 31, 2010		December 31, 2009
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	18,212,496	0.50	19,589,184	0.52
Granted	18,395,716	0.50	20,755,560	0.12
Exercised	(4,072,798)	0.32	(18,982,248)	0.12
Cancelled/ Expired	(1,450,416)	0.51	(3,150,000)	0.43
Outstanding, end of the period	31,084,998	0.52	18,212,496	0.50
Options exercisable at the end of the period	23,701,997	0.53	15,531,262	0.51

Annual Report 2010

The following table summarizes information about the stock options outstanding as at December 31, 2010.

Options Outstanding				Options Exercisable
Range of Exercise Prices $CAD	Number Outstanding As at December 31, 2010	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at December 31, 2010	Weighted Average Exercise Price $CAD
$0.12	1,390,614	3.01	0.12	1,390,614	0.12
$0.40 - 0.49	14,656,216	2.73	0.41	9,589,882	0.41
$0.50 - 0.59	3,500,667	0.60	0.57	3,500,667	0.57
$0.60 - 0.69	6,600,000	2.27	0.62	4,283,333	0.64
$0.70 – 0.79	4,000,000	1.26	0.75	4,000,000	0.75
$0.80 – 0.89	833,334	2.04	0.84	833,334	0.84
$0.90 – 0.92	104,167	1.33	0.92	104,167	0.92
	31,084,998		0.52	23,701,997	0.53

During the year ended December 31, 2010, 18,395,716 options were issued and valued for accounting purposes, at $3,260,920.  These options have various exercise prices of between CAD$0.40 and CAD$0.92.  The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date.  The vesting period for many of the remaining outstanding options is: 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

The total share compensation expense recognized for stock options during the year ended December 31, 2010 is $1,876,574 [2009 - $3,569,314].

c) Warrants

The following table shows movements in number of warrants of the Company for the years ended December 31, 2010 and 2009.

	December 31, 2010		December 31, 2009
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	-	-	19,554,716	0.80
Granted – Vested Warrants2	15,178,559	$0.50	-
Granted – Broker Warrants	2,428,571	$0.50
Granted – Agent Warrants	2,668,750	$0.60
Granted – Gold Loan Warrants3	2,196	$2082
Exercised	-	-	-
Expired1	-	-	(19,554,716)	0.80
Outstanding, end of the period	20,278,076	$0.74	-	-

1.  The warrants that expired in 2009 related to the August 10, 2007 private placement.

2.  A further 15,178,559 vesting warrants have been issued which only vest in the event of early redemption of the convertible note described in note 5. In that event the vested warrants are no longer exercisable.

3. Gold Loan warrants were issued in June 2010. Each Gold Loan warrant entitles the holder to purchase 3,470 common shares at an exercise price of CAD$0.60 each.  The Company has thus issued 2,196 warrants for the purchase of 7,620,120 common shares.

Olympus Pacific Minerals Inc.

d) Bonus Share Program for Non-Executive Employees

In 2008, for the bonus period from July 15, 2007 to January 15, 2008, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to a one-year service requirement, 366,600 common shares on January 15, 2009.  On the grant date, the fair value of the 2007 incremental share award including the cash bonus was $176,600.

The total compensation expense recognized for the bonus share program for the year ended December 31, 2010 was $406,301 [2009 - nil].

e)  Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board.  Under this plan, fees are paid as deferred share units [“DSUs”] whose value is based on the market value of the common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of DSU cash payment changes with the fluctuations in the market value of the common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the period of the change.  Total DSUs granted as at December 31, 2010 were 712,070 units.  No DSUs were granted during the year ended December 31, 2010.  Liabilities related to this plan are recorded in accrued liabilities and totalled $384,556 as at December 31, 2010.  Compensation expense related to this plan for the year ended December 31, 2010 was $181,296.

8. Related Party Transactions and Loans

The Company entered into the following related party transactions during the year and loans as at December 31:

	Year-to-date December 31
	2010	2009
Consulting and legal fees	$307,106	$184,852
Management fees	$1,307,518	$916,409
Reimbursement of expenses	$507,446	$390,048
Royalties	-	$128,746
Loans	-	$1,563,753
Rent received	$(83,355)	$(48,394)

As at December 31, 2010, accounts payable was $5,096 (2009 - nil) and accrued expenses were $30,234 (2009 - $595,850) in respect of these transactions.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees
Consulting services were provided by Jura Trust which is associated with John Seton, a director of the Company. Legal services were provided by Claymore Partners up to June 30, 2010 (John Seton was a principal until March 31, 2010 and a director until June 30, 2010). The services provided are not under contract as the consulting and legal services are provided when required. Legal services were provided by Gowling Lafleur Henderson LLP, where Louis Montpellier is a partner. The services provided are not under contract as the consulting and legal services are provided as required. Consulting Services were provided by Leslie Robinson, a director of the Company. The services are not under contract and are provided when required.

Annual Report 2010

Management fees and reimbursement of expenses
Management fees and reimbursement of expenses incurred on behalf of the Company were paid to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2010 and 2009; Momentum Resources International Pty Limited associated with Colin Patterson in 2009; Wholesale Products Trading Limited associated with Peter Tiedemann in 2010 and  2009; Action Management Limited associated with Charles Barclay in 2010 and 2009; Cawdor Holding Limited associated with Russell Graham in 2010 and 2009; Lloyd Beaumont Trust associated with Paul Seton in 2010;  Whakapai Consulting Ltd associated with Jane Bell in 2010; and Jura Trust Limited associated with John Seton in 2010. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties
On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when IvanhoeMines Limited assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

In January 2010 Zedex and Olympus amalgamated their business and all royalty obligations ceased.

Rent
The Company sublets office space in Toronto, Canada, on a month-to-month basis to a company with two directors in common with Olympus.  The Company receives rental income at open market rates for this office space.

Loans
As part of the amalgamation with Zedex (see note 15), Olympus advanced funds in December 2009 to enable settlement of creditors at year end.  The balance advanced to Zedex and its subsidiaries at December 31, 2009 was recognized in accounts receivable in 2009 and has since been settled under the amalgamation.

9. Commitments, Contingencies and Contractual Obligations

As at December 31, 2010
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	818,946	818,946	-	-	-	-
Operating leases	111,394	74,508	36,886	-	-	-
Purchase obligations - supplies & services	4,096,632	4,096,632	-	-	-	-
Purchase obligations - capital	977,251	977,251
Asset retirement obligations	1,610,677	491,345	161,616	538,053	394,815	24,848

Total	7,614,900	6,458,682	198,502	538,053	394,815	24,848

In the normal course of business, the Company is subject to various legal claims.  Provisions are recorded where claims are likely and estimable.

Olympus Pacific Minerals Inc.

10. Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and capital lease obligations.  The carrying amount of cash and cash equivalents, receivables, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s corporate office and foreign operations evaluate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board.

Market and commodity price risk
The profitability of the operating mine of the Company is related to the market price of gold and silver. Components of the Gold Loan that exhibit characteristics of a derivative are discussed in note 2. The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.

During the year the Company sold gold at the weighted average price of US$1,233 per ounce. A change of US$100 in the gold price per ounce the Company received would have changed the Company’s net loss by approximately $2,918,600 in 2010.

The Company has entered into a redeemable promissory note arrangement that requires repayment of the principal by the physical delivery of gold into trust at regular six monthly periods until May 2013.  The price of gold will determine the physical quantities of gold that need to be delivered as settlement of the liability associated with this financial arrangement.

Foreign exchange risk
Effective from January 1, 2009 the Company has changed its reporting currency from the Canadian dollar to the US dollar and all of its revenue and the majority of its expenditures are transacted in US dollars.

The Company operates in Canada, Vietnam, Malaysia, Australia and the Philippines. The functional and reporting currency of the parent company effective from January 1, 2009 has been changed to the US dollar. The functional currency of significant subsidiaries is also in US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar,  Vietnamese dong and Malaysian ringgit.

The most significant transaction exposure arises in the corporate office in Canada. The balance sheet of the corporate office includes US and Canadian dollar cash and cash equivalents and Convertible Note liabilities in Canadian dollars.  The corporate office is required to revalue the US dollar equivalent of the Canadian dollar cash and cash equivalents and liability at each period end. Foreign exchange gains and losses from these revaluations are recorded in earnings.

At present, the Company does not hedge foreign currency transaction or translation exposures.

Interest rate risk
As at December 31, 2010, the Company holds a Convertible Note liability that attracts interest at a fixed rate of 9% (refer note 5). It also has a redeemable promissory note arrangement associated with the delivery of gold that requires interest to be paid a fixed rate of 8% per annum (refer note 5).

Credit risk
Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. The Company minimizes its exposure by holding cash and cash equivalents with two major financial institutions in Canada.

One customer accounts for all sales and trade accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within two weeks of shipment.  The Company’s receivables are all current.

Annual Report 2010

Liquidity risk
Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at December 31, 2010, the Company was holding cash and cash equivalents of $4,105,325 (2009 - $5,718,725).  70 percent of the Company’s cash and cash equivalents balance is comprised of cash deposited with two major Canadian financial institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 9.

11. Capital Lease Obligations

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	December 31, 2010	December 31, 2009
Total minimum lease payment	$818,946	$171,001
Less: current portion	(818,946)	(171,001)
	$-	$-

12. Inventory

	December 31, 2010	December 31, 2009
Doré bars	$2,153,029	$259,524
Ore in stockpiles	714,021	524,978
Gold in circuit	94,924	26,115
Mine operating supplies	3,727,026	2,267,601
Total	$6,689,000	$3,078,218

An inventory write-down was recorded during 2010 for ore with an estimated cost of $45,000, which was stolen from Bong Mieu during an incident of vandalism and theft. The Company has placed a claim with its insurers, which is pending finalization.

13. Income Taxes

  A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2010	2009	2008

Loss before income tax	$(2,599,000)	$(8,833,000)	$(7,950,000)
Expected tax benefit	(806,000)	(2,915,000)	(2,662,000)
Issue costs	(413,000)	(304,000)	(276,000)
Foreign tax differential	38,000	111,000	200,000
Foreign exchange on Vietnam losses	-	-	1,174,000
Non-deductible portion	892,000	1,192,000	(1,635,000)
Other	18,000	204,000	812,000
Benefit of current year loss not recognized	2,526,000	2,226,000	2,387,000
Total income tax expense	$2,255,000	$514,000	$-

Olympus Pacific Minerals Inc.

The components of the Company’s future income tax assets/(liabilities) are as follows:

	2010	2009	2008

Non-capital losses carried forward	$8,131,000	$7,576,000	$7,288,000
Capital losses	468,000	-	-
Issue costs	599,000	500,000	616,000
Capital assets	54,000	53,000	64,000
Resource related deductions	500,000	500,000	572,000
Future income tax asset	9,752,000	8,629,000	8,540,000
Valuation allowance	(9,311,000)	(8,300,000)	(6,828,000)
Net future income tax asset	441,000	8,300,000	6,828,000
Future income tax liability	(7,651,000)	(329,000)	(1,712,000)
Net future income tax liability	$(7,210,000)	$-	$-

The Company has non-capital loss carryforwards of $34,925,000 (2009 - $33,124,000), of which the benefit of $1,383,000 has been recognized in these financial statements. The non-capital loss carryforwards can be used to reduce future taxable income in the years up to and including 2030.

	Year of loss	Note	Amount	Expiry Date

Canada	2010	1	6,110,000	2030
Canada	2009	1	2,510,000	2029
Canada	2008	1	3,365,000	2028
Vietnam	2008	2	1,621,000	2013
Canada	2007	1	7,995,000	2027
Vietnam	2007	2	1,215,000	2012
Canada	2006	1	2,790,000	2026
Vietnam	2006	2	5,744,000	2011
Canada	2005	3	1,143,000	2015
Canada	2004	3	2,432,000	2014
Total non-capital loss carryforwards			$34,925,000

(1) - Loss carryforward of 20 years
(2) - Vietnam has a loss carryforward of 5 years
(3) - Loss carryforward of 10 years

Subject to certain restrictions, the Company also has resources expenditures available to reduce taxable income in future years.  Future tax benefits which may arise as a result of these non-capital losses and resources have not been recognized in these consolidated financial statements.

With respect to the Company’s foreign subsidiaries, Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents.  Management considers that the Company has made an adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional payments will be levied on the Company.

Annual Report 2010
14. Accounts Receivable and Prepaid Expenses

	December 31, 2010	December 31, 2009
Trade receivables	$1,628,255	$861,299
Vietnam value-added tax	5,613,964	452,535
Prepaid expenses	1,473,929	198,941
Deposits	620,679	403,200
Other receivables	126,838	1,628,207
Total	$9,463,665	$3,544,182

15. Business Combinations

Amalgamation with Zedex

The Company has accounted for the amalgamation between Olympus (a wholly owned subsidiary of Olympus Pacific Minerals Inc, registered in New Zealand)(“Olympus NZ”) and Zedex (also registered in New Zealand) as an acquisition with the Company being identified as the acquirer and recorded it as a business combination.

Under the terms of the transaction the two companies amalgamated and the management of the Company took control of the assets and liabilities from January 12, 2010.  Total consideration for the amalgamation amounted to US$15,206,478 and was paid to Zedex shareholders by way of redistribution of the 65,551,043 Olympus shares that Zedex already held along with the issuing of a further 54,226,405 new Olympus shares.  In addition, stock options were issued in Olympus to compensate the cancellation of Zedex options.  The fair value of these exchange options was determined using a Black-Scholes calculation to equal $446,701, which is included in the total consideration of $15,206,478. Further as a result of the exchange of Zedex options for Olympus options an additional amount of $66,591 has been immediately expensed in stock-based compensation expense.

Zedex had the right under an agreement it acquired in January 2006 to a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs.  Under the agreement, Ivanhoe Mines Limited assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty was calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.  The amalgamation results in this royalty agreement being dissolved releasing Olympus from any future obligation in this regard.

All costs associated with the amalgamation have been expensed when incurred, these being recorded in professional and consulting fees in the consolidated statements of operations and comprehensive loss.

The purchase consideration was settled by way of share issue. The shares were not issued until January 25, 2010.

Olympus Pacific Minerals Inc.

The purchase consideration was allocated as follows:

USD
Current assets
Cash	45,643
Accounts receivable and prepaid expenses	158,997
Non-current assets
Property, plant and equipment	86,759
Mineral properties	33,159,770
Current liabilities
Accounts payable and accrued liabilities	(1,626,168)
Non-current liabilities
Future income tax liability	(6,707,733)
25,117,268
Other elements of consideration
Amounts attributable to non-controlling interests	(9,910,790)
Total consideration	15,206,478

Increase in investment in North Borneo Gold

On September 30, 2010 the Company entered into an agreement to acquire a further 43.50% interest in North Borneo Gold Sdn Bhd by September 2012, at which time the Company’s effective interest in the Bau Gold Project will be 93.55%.  The settlement is to be paid in four tranches with the first tranche of 12.50% having been completed on September 30, 2010 and the second tranche of 12.50% having been completed on October 30, 2010. The third tranche of 10% is due on November 30, 2011 and will increase the Company’s effective interest to 85.05 percent, and the final tranche of 8.50% is due on September 30, 2012 and will bring the Company’s effective interest to 93.55%.  The Company has accounted for the increased interest in North Borneo Gold Sdn Bhd as an equity transaction in accordance with Section 1582 of the CICA Handbook and has recorded in contributed surplus the premium paid on the purchase on a pro rata basis of the fair value of the non-controlling interest initially recognized on acquisition.

These transactions can be summarized as follows:

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company’s Effective Holding
Tranche 1	$7,500,000	30/09/2010	31,250	62.55%
Tranche 2	$7,500,000	30/10/2010	31,250	75.05%
Tranche 3	$11,000,000	30/11/2011	25,000	85.05%
Tranche 4	$9,000,000	30/09/2012	21,250	93.55%
			108,750	93.55%

Annual Report 2010

The agreement includes a condition subsequent that must be met before the Tranche 3 payment is required to be settled.  The condition subsequent requires the vendor to obtain:

a)
All renewals or grants (as applicable) of mining licences and mining certificates relating to the Jugan deposit (including, without limitation, the renewal of mining certificate MC 1D/1/1987 relating to the Jugan, Sirenggok and Jambusan areas) on terms acceptable to the purchaser in all respects; and

b)
All ministerial, Governor and other regulatory approvals to ensure that the mining licences and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations.

Conditions to be met before settlement of each tranche are as follows:

Tranche 1	- has no conditions.

Tranche 2	- amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date.

Tranche 3
- if the condition subsequent noted above has been met by October 31, 2011 settlement of the Tranche 3 payment occurs.  If the condition subsequent has not been met then the shares transfer to the purchaser at no additional cost.
On completion of Tranche 3 the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases.

Tranche 4	- has no conditions.

16.  Segmented Reporting and Information

The Company operates in one business segment, the exploration, mine development and extraction of metals, and in two geographic areas, Vietnam and Malaysia.

	Vietnam		Malaysia		Other
	2010	2009	2010	2009	2010	2009
Revenue from external
domestic customers	-	-	-	-	-	-
Revenue from external
foreign customers	35,986,013	16,400,740	-	-	-	-
Total Revenue	$35,986,013	$16,400,740	-	-	-	-

Mineral properties	7,371,341	7,203,352	31,276,436	-	550,000	-
Deferred exploration and
development	29,458,460	25,049,053	2,267,174	-	-	-
Property, plant and	30,528,865	9,410,125	51,484	-	69,328	20,613
equipment
Total Capital Assets	$67,358,666	$41,662,530	$33,595,094	-	$619,328	$20,613

17. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation of the current year.

Olympus Pacific Minerals Inc.

18. Material Events After the Consolidated Balance Sheet Date

Subsequent to the balance sheet date, on March 29, 2011, the Company announced an AUD$5.6 million private placement (“placement”) capital raising, for which settlement is scheduled to occur on April 1, 2011. The private placement is for 14,000,000 common shares to be held in the form of CHESS Depository Interests (“CDI”) at a price of AUD$0.40 per CDI. Olympus will apply for the 14,000,000 CDIs to be quoted on the ASX.  Olympus will incur a capital-raising fee of 5% in connection with the placement.

Subsequent to the year-end, holders of 478,860 convertible notes have exercised their option to convert them to equity. The holders are entitled to convert the notes and any accrued interest owing at a conversion rate of CAD$0.42 per common share. 980,688 shares were issued in settlement.

19. Differences from Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our consolidated statements of operations and comprehensive loss, consolidated balance sheets and consolidated statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

a)	Exploration and development expenditures

For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred on its properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that do not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (“SEC”) Industry Guide No.7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.  As a result, any amortization, impairment charges or write-offs on deferred development and exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed.  In 2008 Phuoc Son reported proven and probable reserves and completed a positive feasibility study as announced on April 1, 2008.  Since this time all exploration and development costs on the property have been capitalized under US GAAP.  No exploration and development costs have been capitalized relating to Bong Mieu as no feasibility study has been completed.

Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling.  Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven and probable reserves.  Costs incurred at brownfield sites that meet the above criteria are capitalized as mine development costs. All other drilling and related exploration costs incurred at these sites are expensed as mine site exploration.

Annual Report 2010

b) Production Start Date

Different criteria are applied under Canadian GAAP as compared to US GAAP for determining the production start date of a mine for accounting purposes.  Under US GAAP,  the production start date is determined by a number of factors including when all major capital expenditures have been completed for a mine, completion of a reasonable period of testing, the ability to produce gold in a saleable form and whether production / sales and extraction prior to production start date are considered de minimus.  Under Canadian GAAP, the production start date is based on whether all major capital expenditures have been made, anticipated activity levels have been reached such as recovery rate, mining, crushing and processing tonnes per day and  the ability to consistently extract and produce gold.   Under Canadian GAAP, incidental revenue does not necessarily infer that production stage has been reached.

All proceeds received from sales and the related cost of sales prior to the production start date are capitalized as part of deferred exploration and development costs under Canadian GAAP but are recognized as revenue and cost of sales in the consolidated statements of operations and comprehensive loss under US GAAP.

The production start date for the Bong Mieu Central Open pit (Ho Gan) mine, which began producing gold during 2006, was July 1, 2006 under US GAAP and October 1, 2006 under Canadian GAAP.  The criteria that resulted in the accounting difference would be the de minimus sales / production and extraction criteria resulting in the earlier production start date under US GAAP.  As a result, under Canadian GAAP, sales, cost of sales, depreciation and amortization and inventory were capitalized to deferred development costs for the three months ended September 30, 2006.  This results in a further difference in amortization expense as a result of the differing carrying value of the mineral properties and capital assets.

Nui Kem was put into commercial production on April 1, 2009 under Canadian GAAP.  All revenues and expenses related to Nui Kem are capitalized to deferred exploration and development costs prior to this date under Canadian GAAP but are recognized in the consolidated statement of operations under US GAAP.  Nui Kem does not have any mineralization under the SEC Industry Guide No 7.

Phuoc Son was put into commercial production on October 1, 2009 under Canadian GAAP and US GAAP.  All revenues, cost of sales and other expenses until this date are capitalized to deferred exploration and development costs under Canadian GAAP.  Revenues and cost of sales are recognized in the consolidated statements of operations and comprehensive loss under US GAAP.

c) Convertible Notes and Gold Loan

Under Canadian GAAP the components of the Convertible Notes that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated balance sheets, net of transaction costs, and are subsequently accounted for at amortized cost.  The equity components (warrants and conversion features) are fair valued using a black-scholes model and binomial option pricing model, respectively, and are recognized in equity.  The carrying amounts of the warrant and conversion features are not re-measured in subsequent periods.

The Convertible Notes and associated warrants are denominated in Canadian dollars.  The functional reporting currency of the Company is US$.  As the exercise price of the stock underlying the warrants and conversion feature is not denominated in the Company’s functional currency the contractual obligations arising from the warrants and conversion feature do not meet the definition of equity instruments under US GAAP.  For US GAAP purposes the warrants meet the definition of derivatives,  are recorded as financial liabilities, and are revalued at each reporting date with any change in valuation being recognized in the statement of operations and comprehensive loss.

Similarly, under Canadian GAAP the equity components (warrants) of the Company’s Gold Loan are recognized in equity at their fair values on inception and are not re-measured in subsequent periods.  However, as the exercise price of the stock underlying these warrants is not denominated in the Company’s functional currency the warrants meet the definition of derivatives and are recorded as financial liabilities  for US GAAP purposes, and are revalued at each reporting date, with any change in valuation being recognized in the statement of operations and comprehensive loss.

Olympus Pacific Minerals Inc.

d) Reconciliation of consolidated balance sheets

For the years ended December 31

			2010			2009
	Notes	Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
Current assets		$20,257,990	-	$20,257,990	$12,341,125	-	$12,341,125
Long-term assets
Mineral properties	(b)	39,197,777	(30,623)	39,167,154	7,203,352	(30,623)	7,172,729
Advances on plant and equipment		1,361,327	-	1,361,327	-	-	-
Capital assets	(b)	30,649,677	(64,782)	30,584,895	9,430,738	(64,782)	9,365,956
Deferred exploration and development costs	(a)	31,725,634	(25,610,557)	6,115,077	25,049,053	(20,251,277)	4,797,776
		102,934,415	(25,705,962)	77,228,453	41,683,143	(20,346,682)	21,336,461
Total Assets		$123,192,405	$(25,705,962)	$97,486,443	$54,024,268	$(20,346,682)	$33,677,586
Total Liabilities	(c)	44,881,574	13,703,216	58,584,790	5,710,185	-	5,710,185
Equity attributable to equity owners		72,930,586	(38,008,135)	34,922,451	48,758,116	(20,451,357)	28,306,759
Non-controlling interest		5,380,245	(1,401,043)	3,979,202	(444,033)	104,675	(339,358)
Total Shareholders’ Equity		78,310,831	(39,409,178)	38,901,653	48,314,083	(20,346,682)	27,967,401
Total Liabilities and Shareholders’ Equity		$123,192,405	$(25,705,962)	$97,486,443	$54,024,268	$(20,346,682)	$33,677,586

e)  Reconciliation of consolidated net income

For the years ended December 31	Notes	2010	2009	2008 -Restated
Net loss under Canadian GAAP		$4,854,259	$9,346,892	$ 7,950,031
Sales	(b)	-	(7,928,120)	(2,303,888)
Cost, amortization and expenses	(a) & (b)	(2,130,084)	4,733,933	2,554,950
Exploration and development expenditures Derivatives fair value revaluation	(a) (c)	7,489,364 8,538,792	1,903,759	5,390,363
Reverse write-down	(a)	-	-	(865,791)
Net loss under US GAAP		18,752,331	$8,056,464	$12,725,665
Attributable to Non-controlling interest		698,932	339,358	-
Attributable to equity owners		$18,053,399	$7,717,106	$12,725,665

Currency Translation Adjustment under Canadian GAAP		-	-	12,250,965
US GAAP Adjustment		-	-	(4,019,444)
Currency Translation Adjustment under US GAAP		-	-	8,231,521

Total Comprehensive loss under US GAAP		$18,752,331	$8,056,464	$20,957,186
Attributable to Non-controlling interest		698,932	339,358	-
Attributable to equity owners		$18,053,399	$7,717,106	$20,957,186

Basic and diluted loss per common share attributable to equity holders under US GAAP		$0.06	$0.03	$0.05

Annual Report 2010

f)      Consolidated statements of cash flows under US GAAP

Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.  Cash flows under US GAAP were as follows:

For the years ended December 31	2010	2009	2008- Restated
Activities
Operating	$(5,450,019)	$(114,758)	$(12,177,469)
Investing	(43,446,297)	(3,050,293)	(7,752,185)
Financing	46,882,445	4,652,105	(513,375)
Cash and cash equivalents at the beginning of year	5,718,725	4,161,735	24,310,245
Effect of foreign exchange rate changes on cash	400,471	69,936	294,519
Cash and cash equivalents at end of year	$4,105,325	$5,718,725	$4,161,735

g)  US GAAP Recent Developments

In February 2010, the FASB issued an update on Topic 855, Subsequent Events. This update details amendments to certain recognition and disclosure requirements. It requires entities to evaluate subsequent events through the date that the financial statements are issued. The amendments remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements through which subsequent events have been evaluated. Amendments in this update are effective upon issuance of the Update.

In December 2007, the FASB issued guidance as outlined in the revised Business Combinations Topic ASC 805 (“ASC 805”), originally released as FASB Statement No. 141(R), Business Combinations. This guidance establishes how an entity accounts for identifiable assets acquired, liabilities assumed, and any non-controlling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination.  As a result of the adoption of this standard, all costs associated with the amalgamation between the Company and Zedex have been expensed in the period they were incurred.

h) Recently Issued Accounting Pronouncements and Developments
Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company’s consolidated financial position, results of operations and disclosures.

Variable Interest Entities

In June 2009, the ASC 810 guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in variable interest entity (a ‘‘VIE’’). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics:

(i)	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

(ii)	The obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

Olympus Pacific Minerals Inc.

The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010.

Fair Value Accounting

In January 2010, the ASC 820 guidance for fair value measurements and disclosure was updated to require additional disclosures related to:

(i)	Transfers in and out of Level 1 and 2 fair value measurements; and

(ii)	Enhanced detail in the Level 3 reconciliation.

The guidance was amended to provide clarity about:

(i)	The level of disaggregation required for assets and liabilities; and

(ii)	The disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either Level 2 or Level 3.

The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011.

END OF NOTES TO FINANCIAL STATEMENTS